October 9, 2007

Mr. Patrick Kuhn

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Response to Letter dated September 27, 2007

Rica Foods, Inc.

Item 4.01 Form 8-K

Filed September 24, 2007

Commission File No.: 001-14999

Dear Mr. Kuhn:

In response to the above-referenced letter from the United States Securities and Exchange Commission (the “Commission”), Rica Foods, Inc. (“we” or the “Company”) offers the following response. For ease of reference, we have reproduced your comment followed by the Company’s response.

Item 4.01 Form 8-K Auditor Letter

1.	We note that you have requested that Stonefield Josephson, Inc. furnish you with a letter stating whether they agreed with the statements made in this Form 8-K. Item 3-04 of Regulation S-K requires this letter to be filed with the Commission within ten days after the filing of the report. Please amend your Form 8-K to include the required letter from your former auditor.

Response: We concur that Item 304 of Regulation S-K requires the letter from the former auditor be filed with the Commission within ten business days after the filing of the Form 8-K, which time period has not yet run. Upon receipt of the letter, we amended our Form 8-K to include the required letter from our former auditor.

Rica Foods, Inc. acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or comments that you may have. I can be reached directly at 506-298-1280, via fax at 506-298-1270 or via e-mail at gbarboza@pipasa.net.

Sincerely,

/s/ Gustavo Barboza Vega
Gustavo Barboza Vega
Chief Financial Officer
Rica Foods, Inc.

Cc: Paul Hilton – Hogan & Hartson LLP